SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 under the
Securities Exchange Act of 1934

For the month of August 2025

Commission File Number: 001-14014

CREDICORP LTD.
(Translation of registrant’s name into English)

Of our subsidiary
Banco de Credito del Peru:
Calle Centenario 156
La Molina 15026
Lima, Peru (Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

 Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

 Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

August 13, 2025

Securities and Exchange Commission - SEC
Re.: MATERIAL EVENT

Dear Sirs:

In relation to the Material Event published on June 30, 2025, we hereby notify you as a Material Event that our subsidiary Grupo Credito S.A. (Grupo Credito) has informed us that the total amount of the Tax Assessment Resolutions and Fine Resolutions (the “Resolutions”) issued by the Peruvian Tax Authority (Superintendencia Nacional de Aduanas y de Administración Tributaria – SUNAT) on June 27, 2025, totaling S/1,577,174,872.00 (Peruvian soles) has been cancelled.

Notwithstanding the above, Grupo Credito has reaffirmed its decision to exercise, through legal channels, its right to defense granted by law, with the purpose of challenging the Resolutions.

The information in this Form 6-K (including any exhibit hereto) shall not be deemed “filed” for purposes of Section 18 of the Securities Exchange Act of 1934 (the “Exchange Act”) or otherwise subject to the liabilities of that section, nor shall it be deemed incorporated by reference in any filing under the Securities Act of 1933 or the Exchange Act.

Sincerely,

/s/ Guillermo Morales
Authorized Representative
Credicorp Ltd.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: August 13, 2025

CREDICORP LTD. (Registrant)

By:	/s/ Guillermo Morales
Guillermo Morales
Authorized Representative